OMBAPPROV AL
OMB Number:	3235-0167
Expires:	October 31, 2007
Estimated average burden
hours per response	1.50

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER: 0-24857

POWER TECHNOLOGY, INC.
(Name of Small Business Issuer in Its Charter)

NEVADA
(State or Other Jurisdiction of
Incorporation or Organization)

88-0395816
(I.R.S. Employer Identification No.)

7101 HIGHWAY 71 WEST, SUITE 200
AUSTIN, TX 78735
(Address of principal executive offices)

512.288.8528
(Issuer's telephone number)

SECURITIES REGISTERED UNDER SECTION 12(b) OF THE EXCHANGE ACT: N/A
NAME OF EACH EXCHANGE ON WHICH REGISTERED: N/A

SECURITIES REGISTERED UNDER SECTION 12(g) OF THE EXCHANGE ACT:
COMMON STOCK, PAR VALUE $.001

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:

As of September 13, 2007, there were 215,883,407 shares of common stock outstanding and these securities were held of record by 228 persons.

Pursuant to the requirements of the Securities Exchange Act of 1934, Power Technology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 13, 2007	By: /s/ Bernard J. Walter, President
Bernard J. Walter

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of
information contained in this form is not
required to respond unless the form displays a
SEC2069(12-04)	currently valid OMB control number.